SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of February, 2003
                                          --------------
                        Commission File Number 001-13908
                                               ---------

                                  AMVESCAP PLC
               ------------------------------------------------
                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
           --------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
                                   -------------

Description of document filed:  AMVESCAP PLC REPORTS RESULTS FOR YEAR ENDED
                                -------------------------------------------
                                DECEMBER 31, 2002
                                -----------------

For Immediate Release
Contact:       Robert F. McCullough
Phone:         404-724-4251
Contact:       Angus Maitland
Phone:         (44) 0207-379-5151




                          AMVESCAP PLC Reports Results
                        for Year Ended December 31, 2002

London, February 4, 2003 - AMVESCAP reported that profit before tax, goodwill amortization and exceptional items decreased 33% to (pound)320.9 million ($516.6 million) from (pound)477.9 million ($693.0 million) in 2001. Diluted earnings per share before goodwill amortization and exceptional items was 27.2p for the 2002 year (2001: 40.0p). Revenues amounted to (pound)1,345.3 million ($2,165.9 million) compared to (pound)1,619.8 million ($2,348.7 million) in 2001 (NYSE:
AVZ).

                                                                        Results for Year Ended
                                                           2002                2001              2002++            2001++
                                                 ---------------     ---------------    ---------------    --------------
Revenues                                         (pound)1,345.3m     (pound)1,619.8m          $2,165.9m         $2,348.7m
Profit before tax, goodwill amortization
   and exceptional items                           (pound)320.9m       (pound)477.9m            $516.6m           $693.0m
Earnings per share before goodwill amortization:
   --basic                                                 20.5p               36.3p             $0.66+            $1.05+
   --diluted                                               20.3p               35.2p             $0.65+            $1.02+
Earnings per share before goodwill
   amortization and exceptional items:
   --basic                                                 27.5p               41.2p             $0.89+            $1.19+
   --diluted                                               27.2p               40.0p             $0.88+            $1.16+
Dividends per share                                        11.5p               11.0p             $0.37+            $0.32+


+ Per American Depositary Share equivalent to 2 ordinary shares.
++ For the convenience of the reader, pounds sterling for the year ended
   December 31, 2002 have been translated to US dollars using $1.61 per (pound)1.00 (2001: $1.45 per (pound)1.00).

"We reduced expenses in a controlled manner throughout 2002 while maintaining our breadth of product, distribution capabilities and quality of service. We have aligned our corporate structure under our primary brands in response to clients' and distributors' increasing need for integrated solutions," said Mr. Charles W. Brady, Executive Chairman. "We achieved fundamental change that has strengthened the firm and will benefit us in the future."

The Company previously announced that it has initiated a cost reduction program to reduce operating expenses by $150 million by the end of 2003. An exceptional charge of (pound)69.2 million (including (pound)49.2 million recorded in the fourth quarter) relating to these cost reduction initiatives was recorded in 2002. This charge amounts to (pound)56.4 million after tax or 6.9p per diluted share.

Funds under management totaled $332.6 billion ((pound)206.6 billion) at December 31, 2002 compared to $397.9 billion at December 31, 2001. Money market funds, included above, amounted to $57.0 billion at December 31, 2002 compared to $63.6 billion at the end of the prior year. Approximately 50% of the total funds under management was invested in equity securities and 50% was invested in fixed income and other securities at December 31, 2002. The equity securities were invested in the following disciplines at December 31, 2002: 36% in growth, 38% in core and 26% in value styles.

Average funds under management amounted to $336.6 billion for the fourth quarter compared to $348.4 billion for the previous quarter and $384.9 billion for the fourth quarter of 2001. Average funds under management amounted to $365.8 billion for 2002 compared to $395.0 billion for the prior year. The average money market fund levels totaled $59.6 billion for the year ($60.7 billion for 2001).

Net debt at December 31, 2002 amounted to (pound)652.4 million (excluding client cash) compared to (pound)837.0 million at December 31, 2001. Earnings before interest, taxes, depreciation and amortization ("EBITDA") reached (pound)433.7 million ($698.3 million) for 2002, compared to (pound)603.4 million ($874.9 million) for the 2001 period.

The Board has recommended a final dividend of 6.5p resulting in a total dividend of 11.5p for 2002 (2001: 11.0p), an increase of 5% over the prior year but the same level as the 2001 final dividend. This dividend, if approved by the shareholders at the Annual General Meeting in May, will be paid on May 3, 2003 to shareholders on the register on April 4, 2003. The ex-dividend date for the dividend will be April 2, 2003.

THE YEAR IN REVIEW
Effective January 1, 2003, the Company realigned several business units under the AIM and INVESCO brands. The following summary of activities for 2002 is presented under the former business unit structure. The operating data for 2002, recast into the new structure, is included for comparison purposes in the attached schedules.

Managed Products
The Managed Products group reported revenues of (pound)770.3 million during 2002 compared to (pound)986.2 million for the prior year. Operating profits were (pound)322.6 million, compared to (pound)436.5 million in 2001. The group generated approximately $34.9 billion of gross sales in 2002. In spite of this, market declines of $31.5 billion and net redemptions of $7.0 billion led to a reduction in funds under management for the year. Funds under management amounted to $166.1 billion at December 31, 2002, including $57.0 billion of money market funds.

INVESCO Institutional
The INVESCO Institutional group reported revenues and operating profits of (pound)199.2 million and (pound)49.3 million in the 2002 period. This group generated approximately $20.2 billion in gross sales during 2002; market declines and net redemptions were $8.4 billion and $5.7 billion, respectively for the year. Funds under management amounted to $102.9 billion at December 31, 2002.

INVESCO Global
INVESCO Global's revenues amounted to (pound)281.7 million for 2002 compared to (pound)340.3 million in 2001. Operating profit totaled (pound)33.9 million for the year ended December 31, 2002 versus (pound)76.4 million for the prior year. Funds under management were $55.3 billion at December 31, 2002. Gross sales for 2002 totaled approximately $29.2 billion; market declines totaled $9.3 billion and net redemptions were $1.3 billion for the year.

AMVESCAP Retirement
AMVESCAP Retirement's assets under administration were $30.9 billion at December 31, 2002. Net sales for the group amounted to $2.5 billion for 2002. This group services 1,400 plans with 624,000 participants at December 31, 2002.

Private Wealth Management
Revenues and operating profits for the Private Wealth Management (PWM) division totaled (pound)34.5 million and (pound)1.8 million for 2002, its first full year of operation. Funds under management were $8.3 billion at December 31, 2002.

OUTLOOK
"The global economic and political climate contains many uncertainties that are directly affecting the capital markets and our business. The worst bear market in over 65 years has badly eroded investor and business confidence, and it will understandably take some time to restore this confidence after the markets have stabilized," noted Mr. Brady. "As we enter 2003, AMVESCAP will continue to maintain our focus on the business fundamentals within our control - serving our clients well and prudently managing our business."

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in over 100 countries. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

Members of the investment community and general public are invited to listen to the conference call today, Tuesday, February 4, 2003 at 9:30 a.m. Eastern Time (2:30 p.m. London Time), by dialing one of the following numbers: 1-888-201-4990 for US callers or 630-395-0027 for international callers. An audio replay of the conference call will be available until Tuesday, February 11, 2003 at 5:00 pm Eastern Time by calling 1-888-568-0380 for US callers or 402-530-7921 for international callers.

                                  AMVESCAP PLC
                          Group Profit and Loss Account
                                 (in thousands)

                                                   Year Ended December 31,
                                           ----------------------------------------
                                                 2002                  2001
                                           -----------------     ------------------
Revenues                                    (pound)1,345,263       (pound)1,619,847
Expenses:
   Operating                                       (978,338)            (1,096,487)
   Exceptional                                      (69,248)               (59,997)
   Goodwill amortization                           (149,415)              (137,477)
                                           -----------------     ------------------
Operating profit                                     148,262                325,886
Investment income                                      6,561                 10,433
Interest expense                                    (52,558)               (55,881)
                                           -----------------     ------------------
Profit before taxation                               102,265                280,438
Taxation                                            (85,372)              (125,635)
                                           -----------------     ------------------
Profit after taxation                                 16,893                154,803
Dividends                                           (93,479)               (89,260)
                                           -----------------
                                                                 ------------------
Retained profit for the period               (pound)(76,586)          (pound)65,543
                                           =================     ==================

Earnings per share before
   goodwill amortization and
   exceptional items:
   --basic                                             27.5p                  41.2p
   --diluted                                           27.2p                  40.0p
                                           -----------------     ------------------
Earnings per share:
   --basic                                              2.1p                  19.2p
   --diluted                                            2.1p                  18.6p
                                           -----------------     ------------------
Average shares outstanding:
   --basic                                          810,042                805,061
   --diluted                                        819,518                829,983
                                           -----------------     ------------------

                                  AMVESCAP PLC
                               Group Balance Sheet
                                 (in thousands)

                                                                  Dec 31, 2002             Dec 31, 2001
                                                             -----------------------   --------------------
Fixed assets
    Goodwill                                                        (pound)2,542,306       (pound)2,696,045
    Investments                                                              248,408                224,282
    Tangible assets                                                          197,060                213,579
                                                             -----------------------   --------------------
                                                                           2,987,774              3,133,906
Currents assets
    Debtors                                                                  725,547                882,516
    Investments                                                               69,195                 81,495
    Cash                                                                     355,111                350,978
                                                             -----------------------   --------------------
                                                                           1,149,853              1,314,989
Current liabilities
    Current maturities of long-term debt                                   (222,089)              (125,828)
    Creditors                                                              (917,216)            (1,025,344)
                                                             -----------------------   --------------------
                                                                         (1,139,305)            (1,151,172)

Net current assets                                                            10,548                163,817
                                                             -----------------------   --------------------

Total assets less current liabilities                                      2,998,322              3,297,723

Long-term debt                                                             (595,600)              (844,285)
Provisions for liabilities and charges                                     (119,234)              (171,974)
                                                             -----------------------   --------------------
Net assets                                                          (pound)2,283,488       (pound)2,281,464
                                                             ========================  =====================

Capital and reserves
    Called up share capital                                           (pound)198,614         (pound)196,037
    Share premium account                                                    619,250                552,524
    Exchangeable shares                                                      383,105                433,597
    Profit and loss account                                                  609,298                685,884
    Other reserves                                                           473,221                413,422
                                                             -----------------------   --------------------
Shareholders' funds, equity interests                               (pound)2,283,488       (pound)2,281,464
                                                             =======================   ====================

                                  AMVESCAP plc
                            Group Cash Flow Statement
                                 (in thousands)

                                                                                        Year Ended
                                                                             --------------------------------
                                                                              Dec 31, 2002      Dec 31, 2001
                                                                             --------------   ---------------
Operating profit                                                             (pound)148,262    (pound)325,886
Amortization and depreciation                                                       209,647           207,102
Change in debtors, creditors and other                                               68,609            10,245
                                                                              -------------    --------------
Net cash inflow from operating activities                                           426,518           543,233
                                                                              -------------    --------------
Interest paid, net of investment income                                            (41,558)          (45,596)
Taxation                                                                          (105,557)         (166,573)
Capital expenditures, net of sales                                                 (54,584)          (71,542)
Net purchases of fixed asset investments                                           (37,322)           (8,640)
Acquisitions                                                                             --         (311,441)
Dividends paid                                                                     (93,531)          (84,365)
Net (repayment)/incurrence of debt                                                 (54,304)            15,035
Change in bank overdraft                                                            (5,656)             2,040
Foreign exchange on cash at bank and in hand                                       (29,873)           (6,532)
                                                                              -------------    --------------
Increase/(decrease) in cash at bank and in hand                                (pound)4,133  (pound)(134,381)
                                                                              =============    ==============


                                  AMVESCAP PLC
                              Segmental Information
                                 (in thousands)

                                                              Year Ended Dec 31, 2002
                                                 --------------------------------------------------
                                                     Revenues          Expenses          Profit
                                                 -----------------  ----------------  -------------
Managed Products                                    (pound)770,313  (pound)(447,748) (pound)322,565
INVESCO Institutional                                      199,187         (149,853)         49,334
INVESCO Global                                             281,653         (247,749)         33,904
INVESCO Retirement                                          57,552          (53,493)          4,059
Private Wealth                                              34,538          (32,742)          1,796
New Business                                                 2,020          (14,068)        (12,048)
Corporate                                                       --          (32,685)        (32,685)
                                                 -----------------  ----------------  -------------
                                                  (pound)1,345,263  (pound)(978,338) (pound)366,925
                                                 =================  ================  =============

                                                              Year Ended Dec 31, 2001
                                                 ---------------------------------------------------
                                                     Revenues          Expenses          Profit
                                                 -----------------  ----------------  --------------
Managed Products                                    (pound)986,234   (pound)(549,763) (pound)436,471
INVESCO Institutional                                      211,917          (158,365)         53,552
INVESCO Global                                             340,293          (263,871)         76,422
INVESCO Retirement                                          58,224           (53,247)          4,977
Private Wealth                                              21,211           (19,972)          1,239
New Business                                                 1,968           (12,179)       (10,211)
Corporate                                                       --           (39,090)       (39,090)
                                                 -----------------  ------------------  -------------
                                                  (pound)1,619,847  (pound)(1,096,487) (pound)523,360
                                                 =================  ==================  =============

                            Organizational Structure
                            Effective January 1, 2003

                                                              Year Ended Dec 31, 2002
                                                 --------------------------------------------------
                                                     Revenues          Expenses          Profit
                                                 -----------------  ----------------  -------------
AIM
    US                                              (pound)487,956  (pound)(281,350) (pound)206,606
    Canada                                                 151,345          (73,702)         77,643
                                                 -----------------  ----------------  -------------
                                                           639,301         (355,052)        284,249
                                                 -----------------  ----------------  -------------
INVESCO
    US                                                     333,457         (244,614)         88,843
    UK                                                     195,265         (165,555)         29,710
    Europe/Asia                                             86,969          (84,744)          2,225
                                                 -----------------  ----------------  -------------
                                                           615,691         (494,913)        120,778
                                                 -----------------  ----------------  -------------
Private Wealth/Retirement                                   90,271          (95,688)        (5,417)
Corporate                                                       --          (32,685)       (32,685)
                                                 -----------------  ----------------  -------------
                                                  (pound)1,345,263  (pound)(978,338) (pound)366,925
                                                 =================  ================  =============

                                      Notes
1. The taxation charge is primarily made up from overseas taxation. After adjusting for the amortization of goodwill and the exceptional items, the effective tax rate for 2002 and 2001 was 30.6%.

2.   The calculation of earnings per share is as follows:

                                                                        2002
                                                                        ----
                                                                                    Number of
                                                  Profit after taxation                shares          Per share
                                                            (pound)'000                  '000             amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                    16,893               810,042              2.1p
                                                                                                ================
     Dilutive effect of options                                      --                 9,476
                                      ----------------------------------  --------------------
     Diluted earnings per share                                  16,893               819,518              2.1p
                                      ==================================  ====================  ================

     Profit before goodwill amortization and exceptional items is a more appropriate basis for the calculation of earnings per share since this represents a more consistent measure of the year by year performance of the business, therefore the calculation below is presented on that basis. Basic earnings per share is based on the weighted average number of ordinary and exchangeable shares outstanding during the respective periods. Diluted earnings per share takes into account the effect of dilutive potential ordinary and exchangeable shares outstanding during the period.

                                                                        2002
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares          Per share
                                                            (pound)'000                  '000             amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   222,724               810,042             27.5p
                                                                                                ================
     Dilutive effect of options                                      --                 9,476
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 222,724               819,518             27.2p
                                      ==================================  ====================  ================

                                                                        2001
                                                                        ----
                                                 Profit before goodwill
                                                       amortization and             Number of
                                                      exceptional items                shares          Per share
                                                            (pound)'000                  '000             amount
                                      ----------------------------------  --------------------  ----------------
     Basic earnings per share                                   331,670               805,061             41.2p
                                                                                                ================
     Dilutive effect of options                                    --                  24,922
                                      ----------------------------------  --------------------
     Diluted earnings per share                                 331,670               829,983             40.0p
                                      ==================================  ====================  ================

     Number of shares outstanding at December 31, 2002 (in thousands):

     Ordinary shares                                                             794,456
     Exchangeable shares                                                          34,899
     Less:  ESOT shares                                                         (19,264)
     Shares in stock plans                                                       (5,000)
                                                                        -----------------
     Shares outstanding                                                          805,091
                                                                        =================

     Shares reserved for:
          Options                                                                129,192
          ESD's                                                                    6,107
                                                                        -----------------
     Total shares                                                                940,390
                                                                        =================

3. The consolidated profit and loss includes exceptional charges in 2002 and 2001 as follows:


     (pound)'000                                                                   2002                   2001
     -----------                                                      ------------------      ----------------
     Acquisitions                                                                     --                43,310
     Redundancy and reorganizations                                               44,544                 9,993
     Project costs                                                                12,882                    --
     Leases and other                                                             11,822                 6,694
                                                                       ------------------      ----------------
     Total exceptional items                                                      69,248                59,997
                                                                       ------------------      ----------------
     Total exceptional items net of tax                                           56,416                39,390
                                                                       ==================      ================


     The restructuring charges include costs associated with redundancy programs and expenses associated with internal reorganizations. Project costs include charges for systems and other terminated initiatives. The leases and other provisions relate to moves to new office facilities, office closures and the write-off of other fixed assets.

4.   Dividends for 2002 and 2001 were as follows:

                                                                                2002                   2001
                                                                            (pound)'000            (pound)'000
                                                                         ----------------        --------------
     Interim paid: 5.0p per share (2001: 4.5p)                                    40,823                36,552
     Final proposed: 6.5p per share (2001: 6.5p)                                  52,656                52,708
                                                                         ----------------        --------------
                                                                                  93,479                89,260
                                                                         ================        ==============

5. The 2001 balance sheet presentation has been reclassified to conform to the current year presentation of the Group's banking and insurance subsidiaries. Certain amounts previously shown as credits to the share premium account, and which arose on various acquisitions, have now been reclassified to other reserves in accordance with the requirements of S131 of the Companies Act.

6. The financial information set out above does not constitute the Company's statutory accounts for the years ended December 31, 2002 or 2001. Statutory accounts for 2001 have been reported on by the Company's Auditors and delivered to the Registrar of Companies. The report of the Auditors was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

                                  AMVESCAP PLC
                             Funds Under Management
                                  (in billions)

                                                  Managed Products
                                            -----------------------------   INVESCO        INVESCO       Private
                                    Total       AIM           INVESCO         Inst          Global         Wealth
                             -------------  ------------   -------------- -------------- -------------- ----------
Dec 31, 2001                       $397.9        $179.8            $31.4         $116.8          $60.0       $9.9
Market gains/(loss)                (50.8)        (23.6)            (7.9)          (8.4)          (9.3)      (1.6)
Net new (lost) business            (14.2)         (3.7)            (3.3)          (5.7)          (1.3)      (0.2)
Change in Money
   Market Funds                     (5.8)         (6.3)            (0.5)             --            1.0         --
Transfers                              --         (0.1)               --            0.1             --         --
Foreign currency                      5.5           0.3               --            0.1            4.9        0.2
                             -------------  ------------   -------------- -------------- -------------- ----------
Dec 31, 2002                       $332.6        $146.4            $19.7         $102.9          $55.3       $8.3
                             =============  ============   ============== ============== ============== ==========
Dec 31, 2002 +               (pound)206.6   (pound)91.0      (pound)12.2    (pound)63.9    (pound)34.3 (pound)5.2
                             =============  ============   ============== ============== ============== ==========


                            Organizational Structure
                            Effective January 1, 2003

                                          AIM                          INVESCO
                                  --------------------- --------------------------------------       PWM/
                        Total         US        Canada        US          UK       Europe/Asia    Retirement
                     ------------ ----------- ----------- ----------- ----------- ------------- --------------
Dec 31, 2001               $397.9      $157.7       $22.1      $148.8       $38.1         $21.8           $9.4
Market gains/(loss)        (50.8)      (21.5)       (2.1)      (16.3)       (6.8)         (2.5)          (1.6)
Net new (lost)             (14.2)       (5.4)         1.7       (9.0)       (1.3)         (0.1)          (0.1)
business
Change in Money
   Market Funds             (5.8)       (6.4)         0.1       (0.5)         1.2         (0.2)             --
Transfers                      --          --       (0.1)         0.1          --            --             --
Foreign currency              5.5          --         0.3         0.1         2.8           2.1            0.2
                     ------------ ----------- ----------- ----------- ----------- ------------- --------------
Dec 31, 2002               $332.6      $124.4       $22.0      $123.2       $34.0         $21.1           $7.9
                     ============ =========== =========== =========== =========== ============= ==============
Dec 31, 2002 +       (pound)206.6 (pound)77.3 (pound)13.7 (pound)76.5 (pound)21.1   (pound)13.1     (pound)4.9
                     ============ =========== =========== =========== =========== ============= ==============

+ Translated at $1.61 per (pound)1.00.
Note: INVESCO Retirement has $30.9 billion in assets under administration as of December 31, 2002, compared to $34.6 billion as of December 31, 2001.

                                  AMVESCAP PLC
                   Reconciliation to US Accounting Principles
                                 (in thousands)

                                                               Year Ended December 31,
                                                       -----------------------------------------
                                                              2002                  2001
                                                       --------------------   ------------------
Net profit under UK GAAP                                     (pound)16,893       (pound)154,803
US GAAP Adjustments:
        Acquisition accounting                                     137,790             (35,538)
        Redundancy and reorganizations                              11,961                   --
        Taxation                                                   (5,198)             (40,539)
        Other                                                          420                1,495
                                                       --------------------   ------------------
Net income under US GAAP                                    (pound)161,866        (pound)80,221
                                                       ====================   ==================

Earnings per share before amortization:
        --basic                                                      20.4p                34.8p
        --diluted                                                    20.2p                33.8p
Earnings per share:
        --basic                                                      20.0p                10.0p
        --diluted                                                    19.8p                 9.7p

                                                          Dec 31, 2002          Dec 31, 2001
                                                       --------------------   ------------------
Shareholders' funds under UK GAAP                         (pound)2,283,488     (pound)2,281,464
US GAAP Adjustments:
        Acquisition accounting                                   1,034,168              984,436
        Redundancy and reorganizations                              11,961                   --
        Treasury stock                                           (162,104)             (97,580)
        Dividends                                                   52,656               52,708
        Other                                                     (11,934)             (20,443)
                                                       --------------------   ------------------
Shareholders' equity under US GAAP                        (pound)3,208,235     (pound)3,200,585
                                                       ====================   ==================

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date 4th February, 2003                 By  /s/  MICHAEL S. PERMAN
     ------------------                     --------------------------
                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary